GREEN HYGIENICS HOLDINGS INC.

13795 Blaisdell Place, Suite 202

Poway, California 92064

February 7, 2020

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Green Hygienics Holdings Inc.
Registration Statement on Form S-1
File No. 333-236212

To whom it may concern:

Green Hygienics Holdings Inc. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Time, on Tuesday, February 11, 2020, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments or the declaration of effectiveness of this registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREEN HYGIENICS HOLDINGS INC.

By:	/s/ Ronald Loudoun
Ronald Loudoun
President and Chief Executive Officer cc: Anuja A. Majmudar, Esq.